FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes _____   No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-
3-2(b): _____

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on
Form F-3 file on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                      Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on September 22, 2003 Kerzner Signs Agreement to Develop Atlantis, The Palm in Dubai

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER SIGNS AGREEMENT TO DEVELOP
ATLANTIS, THE PALM IN DUBAI

PARADISE ISLAND, The Bahamas, September 22, 2003 – Kerzner International Limited (NYSE: KZL) announced today that it has agreed to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm, the first phase of which is expected to be an approximately $650 million development to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located at the center of The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates. The agreement provides for additional land available for future development and that would ultimately enable Atlantis, The Palm to grow its room capacity to at least 2,000 rooms.

Spearheaded by the vision of His Highness Sheikh Mohammed bin Rashid Al Maktoum, Crown Prince of Dubai, to diversify the UAE's economic base, The Palm involves the creation of the two largest man-made islands in the world known as The Palm, Jumeirah and The Palm, Jebel Ali. Each island is being built in the shape of a palm tree and consists of a trunk; a crown with 17 fronds; and a surrounding crescent island, the back of which forms the breakwater. The two palm tree-shaped islands are designed to attract resort as well as residential developments and substantially grow Dubai's tourism industry, which is among the fastest growing tourist destinations in the world. Both islands will be located off the coast of Dubai and will be connected by bridge to the mainland. Atlantis, The Palm will be situated at the center of the crescent of The Palm, Jumeirah and will enjoy spectacular views of this one-of-a kind development.

"We are very excited to be a part of Sheikh Mohammed's incredible vision for tourism in Dubai," said Chairman of Kerzner International Sol Kerzner. "Since 1994 when we first entered the Bahamas, we have invested over $1 billion in developing Atlantis, Paradise Island. This resort includes 2,317 rooms, a marina, a wide range of restaurant, retail, and convention facilities and the world's largest man-made marine habitat. Over the years, we have acquired significant expertise in operating this business. We have also developed the Atlantis brand into one of the most widely recognized brands in the resort industry, and despite a difficult global travel market in 2002, we achieved record results with the property surpassing $500 million in gross revenue. Following these excellent results, we have recently announced a third phase of expansion for the property that will increase the number of rooms to over 3,500. With the success of Atlantis, Paradise Island, our goal has been to extend the Atlantis brand and concept to an ever wider audience. Developing this project in Dubai is this next step. With its year-round warm weather, great beaches, excellent infrastructure and unparalleled airlift, Dubai is the ideal location for our second Atlantis. This will allow us to take the Atlantis product to the European and Asian tourist. We have some unique development ideas for the water theme park that will be the centerpiece of this new project and which will cater to both hotel guests and all visitors to Dubai."

Butch Kerzner, President of Kerzner International commented, "The development of Dubai's tourism industry has been quite spectacular. We have operated *One&Only* Royal Mirage hotel in Dubai since 1999 and recently expanded this resort to 466 rooms. This hotel has been extremely successful and we have been able to witness, first hand, the tremendous growth of Dubai as a tourist destination. We have seen the incredible commitment the Government has to developing the country's infrastructure, from its airport and airline to such projects as Internet City and Media City and its recently opened 6,500-delegate convention facility. This is the perfect place for us to develop our second Atlantis product. Dubai is where East meets West and, with the backing of Emirates Airline, the potential reach of Atlantis, The Palm is very exciting for us."

Architectural and conceptual planning is under way for Atlantis, The Palm. Construction is expected to commence before the end of 2004 and it is anticipated that the project will be completed by early 2007. The agreement provides for the initial development of Atlantis, The Palm, which is expected to include:

- A 1,000 room luxury hotel, that will have impressive views of The Palm, Jumeirah and will have some unusual and distinctive architectural features as is the case at Atlantis, Paradise Island;

- An extensive water-theme park, the largest in the region, with capacity for over 5,000 daily visitors that will also include one of the world's largest marine habitats, a snorkel trail, a swim with the dolphins encounter program, an array of water slides and The Dig, an Atlantis-themed "archeological" experience; and

- An additional 25 acres of land that will be reserved for future development, which may include additional rooms and increase the room count of Atlantis, The Palm to 2,000 rooms.

Kerzner and Nakheel have jointly agreed to invest a total of $120 million in the form of equity financing to the project. The balance of the financing will be raised at the project level. As part of this transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

About Dubai

Known as the "City of Gold," Dubai is the hub of commerce and tourism in the Middle East. From its extensive range of shops, to its white-sand beaches, to dozens of luxury hotels, Dubai is an exotic location that has rapidly grown its tourist industry.

The Emirate of Dubai lies on the west coast of the United Arab Emirates. It has an open economy with a high per capita income and a sizable annual trade surplus. Dubai's economy was built around oil and gas production but recently it has been successfully diversifying its economy to reduce oil dependence. Tourism and financial services have been central to this effort. Dubai Media City, which opened in January 2001, is now home to more than 600 companies, including a number of global media giants and regional leaders, such as CNN, Reuters and Bertelsman. Dubai Internet City, designed to attract the best IT minds in the region, opened in October 2000 attracting some 700 companies, including Microsoft, Oracle, IBM, Dell and HP, bringing the total number of media and technology organizations hosted by the twin free-zone 'cities' to 1,300.

Dubai has invested heavily in building its infrastructure, including the award-winning $540 million expansion of the Dubai International Airport, with a new $2.5 billion third phase of expansion now underway. In 2002, Dubai served more than 16 million passenger arrivals, a 180% increase over 1993 and the plan is to increase this to 30 million arrivals by 2010. The number of stay-over tourists has increased from 1.8 million in 1996 to 4.1 million last year. Dubai Tourism and Commerce Marketing (DTCM) has developed a growth plan that projects 15 million tourist arrivals by 2010. Dubai also recently completed, a $231 million Convention Center, which is currently hosting the International Monetary Fund meeting.

In order to service the growing number of visitors, there has been a building boom in Dubai. The number of hotel rooms has increased from 9,400 in 1993 to 22,800 in 2002. In order to cater to the anticipated number of new tourists, the number of hotel rooms will have to reach approximately 70,000 to 80,000 by the end of the decade.

Dubai's tourism is supported by Emirates Airline, which operates one of the youngest fleet of aircraft in the industry and recently announced the largest order in civil aviation history, worth $19 billion, at the Paris Air Show 2003. By the end of the decade, the airline will have over 100 aircraft including 21 of Airbus's new double-decker planes. Emirates Airline was recently awarded Passenger Service Airline of the Year 2003 at the Air Transport World 29th Annual Airline Achievement Awards.

About The Palm

The Palm involves the creation of the world's largest two man-made islands known as The Palm, Jumeirah and The Palm, Jebel Ali. Located just off the coast of Dubai in the United Arab Emirates, the two palm tree shaped islands are expected to contribute to the city's position as a premier global tourist destination. The project will increase Dubai's shoreline by a total of 75 miles (120 kilometers) and create a large number of residential, leisure and entertainment opportunities, all within a unique and inspiring setting.

The Palm, Jumeirah extends approximately 3.5 miles into the ocean and has 35 miles of new beachfront, a 75% increase to Dubai's existing beachfront. On the fronds of the Palm, 1,800 luxury villas have been sold, including one to world-renown footballer, David Beckham. Demand for these home sites has been strong as these sales were completed over a three-week span. On the trunk of The Palm, Jumeirah, there will be 2,200 condominiums (all sold out), five hotels, two marinas and a major retail center.

The vision of The Palm was conceived by His Highness Sheikh Mohammed bin Rashid Al Maktoum, Crown Prince of Dubai. Following many years of research and planning, construction commenced in June 2001. Each island takes approximately two years to be completely raised from the sea. The land reclamation for The Palm, Jumeirah is now complete. A further two to three years will be required to complete the infrastructure and the buildings. The end-result will be the creation of two virtually self-contained communities within the islands.

About Nakheel LLC

Nakheel LLC is the uniquely focused property development company behind a variety of new landmark property developments in Dubai. Nakheel's goal is to implement unique, iconic and genuine solutions that have been conceived after detailed planning and research.

Nakheel aims to redefine the concept of property development whether residential, tourist, commercial or retail. It has therefore placed great importance on examining the requirements of the different sectors of the community and developing its visionary projects around these findings.

Nakheel's portfolio currently includes The Palm, The World, Jumeirah Islands, The Gardens and The Gardens Shopping Mall and Jumeirah Lake Towers.

About Kerzner International Limited

Kerzner International Limited is a leading international developer and operator of premier resorts and luxury hotels. Kerzner's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat.   In its luxury resort hotel business, Kerzner operates luxury resorts primarily under the *One&Only* brand. Kerzner manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning Kerzner and its operating subsidiaries visit www.kerzner.com.

Kerzner will hold a conference call today at 11:30 a.m. EST to discuss this announcement. This call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).   A replay of the conference call will be available beginning

September 22, 2003 at 2:30 p.m. EST and ending on midnight on September 29, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN number: 2935104. This call is also going to be webcast at www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Kerzner's public filings with the Securities Exchange Commission.

Investor inquiries regarding Kerzner should be directed to Omar Palacios, Vice President of Investor Relations of Kerzner International Limited at +1.242.363.6016 or sent via email to Omar.Palacios@kerzner.com. Media inquiries regarding Kerzner should be directed to Ed Trissel, Vistance Group at +1.212.935.2071 or sent via e-mail to etrissel@vistancegroup.com. Nakheel LLC media inquiries should be directed to James Mullan, Account Director, Hill & Knowlton, Dubai at + 971 (4 3344930), fax + 971 (4 3344923) or via e-mail at jmullen@hillandknowlton.ae.